Exhibit 21.1

List of Subsidiaries of SERENA Software, Inc.

Optima Software, Inc. (a California corporation)
Serena International (UK) Limited (an English corporation)
Serena Software Canada Limited (a Canadian corporation)
Serena Software GmbH Limited (a German corporation)
Serena Software International FSC, Inc. (a Barbados foreign sales corporation)